novozymes

RECEIVED

2006 JUL 31 P 5:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

[redacted]

06015616

SUPPL

07/25/2006

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 15 of July 2006.

Yours sincerely
Novozymes A/S

PROCESSED

AUG 02 2006

THOMSON FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79

dlw 8/1

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Acquisition of Delta Biotechnology Ltd. completed

July 6, 2006

As of July 6, 2006 Novozymes has completed the acquisition of Delta Biotechnology Ltd. from the Sanofi- Aventis group.

As of today, July 6th, 2006 Novozymes has completed the acquisition of the UK based Delta Biotechnology Ltd. from the Sanofi-Aventis group. The acquisition announced on June 12th, 2006 was conditioned on the usual official approvals, which have now been granted.

The name of the company is Novozymes Delta Ltd. and it will be a part of the consolidated accounts as of the closing date.

Contact persons

Media Relations:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund
Tel. (direct) +45 4442 8682
Mobile: +45 3079 8682

Ian Christensen
Tel. (direct) +45 4446 0341
Mobile: +45 3077 0341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.


novozymes

Unlocking the magic of nature